Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

December 22, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

              Re:    Alliance Petroleum Corporation (the “Company”)

                        Amendment No. 8 to Registration Statement on Form S-1

Filed December 22, 2011

                        File No. 333-172114

Dear Mr. Schwall:

Pursuant to the staff’s oral comments transmitted to us by telephone on December 21, 2011, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 8 to the Company’s Form S-1 was filed with the Commission via EDGAR on December 22, 2011.

In its referenced oral comments, the staff requested that the Company file an updated consent of its independent registered accounting firm.  Accordingly, the Company has submitted an updated consent of its independent registered accounting firm as Exhibit 23.2.

The staff also asked the Company to revise the second full risk factor on page 9 to clarify that the Company will have already made an investment in a particular property when evaluating reserve estimates and that the Company, in fact, currently has an interest in only one property.  Accordingly, the Company has revise the heading in the second full risk factor on page 9 to state:

We will rely heavily upon reserve estimates when determining whether or not to continue investment in a particular oil or gas property, assuming that we develop our business to such an extent that in the future we are evaluating a property in which we have already invested and are in a position to evaluate reserve estimates. We currently only have an interest in only one property and are only in the exploration stage.

Additionally, the Company has submitted an updated legal opinion as Exhibit 5.1.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo